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June 6, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Depomed, Inc. (“Depomed” and, the “Company”)
Preliminary Proxy Statement filed on Schedule 14A filed by Starboard Value LP,

Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value GP LLC, Starboard Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP LLC, Starboard Value R LP, Starboard Value R LP, Starboard Value GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, and Mary K. Pendergast

Filed on May 26, 2016
File No. 001-13111

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by

Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value GP LLC, Starboard Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP LLC, Starboard Value R LP, Starboard Value R LP, Starboard Value GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, and Mary K. Pendergast (collectively, “Starboard”)

Filed May 26, 2016
File No. 001-13111

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated as of June 1, 2016 (the “Staff Letter”), with regard to the above-referenced matters.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement (the “Proxy Statement”).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 6, 2016

General

1.
Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the following assertions and statements included in your preliminary proxy statement and additional soliciting materials. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Starboard acknowledges the Staff’s comment and provides the following supplemental support:

•	“serious corporate governance deficiencies existing at Depomed, questionable capital allocation decisions, and egregious actions taken by the Board,”

Starboard believes the Board has a disturbing history of taking actions aimed at limiting shareholder rights.  In July 2015, in response to an unsolicited proposal from Horizon Pharma plc. (“Horizon”) to acquire all of the outstanding shares of Depomed in an all-stock transaction, the Board (i) adopted the Poison Pill with a 10% trigger threshold and (ii) amended and restated its Bylaws (the “July 12 Bylaws”) to make it significantly more difficult and time-consuming for shareholders to call a special meeting of shareholders.  When Horizon proceeded to comply with the arduous procedural requirements under the Bylaws for calling a special meeting in order to give shareholders a voice on its offer, Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) expressed concerns about Depomed’s shareholder-unfriendly Bylaw amendments and the Poison Pill.  Indeed, Depomed’s actions were seen as so unfriendly that ISS and Glass Lewis supported Horizon’s efforts to call a special meeting.

Excerpts from ISS’ September 26, 2015 report:

“Given that the poison pill and unilateral bylaw amendments adopted by the Depomed board materially impact shareholder rights, shareholders should provide consent FOR the special meeting requests.”

“The new bylaws adopted by the board do not appear to strike an appropriate balance between the board's need for more time to evaluate hostile bids and shareholders' ability to voice their views on strategic and governance decisions."

Excerpts from Glass Lewis’ September 28, 2015 report:

“These amendments require shareholders to initially request that the board set a request record date for determining shareholders entitled to request a special meeting and require that shareholders representing at least 10% of the aggregate voting power submit requests to hold such meetings. Upon receiving an initial record date request, the board could select a request record date up to 88 days in the future, and following such record date, shareholders would have up to 30 days to submit requests. Assuming sufficient requests were received, only then would the requested special meeting be called. In our view, this process appears to introduce unnecessary complexity and potential delay and allows the board to act in a manner than infringes on the rights of shareholders to call special meetings in a timely and reasonable fashion. Notably, in the case of the Removal and Bylaw Amendments Special Meeting and the Election Special Meeting, the board set request record dates that are 87 days and 86 days, respectively, following the date of the requests submitted by Horizon Pharma. In our view, the board has not provided any substantive justification for this delay, nor has it provided reasonable explanation for why the power to set the record date so far in the future is necessary or in the interests of all shareholders, in our view.”

June 6, 2016

“[i]n this case, [Glass Lewis] believe[s] it would be in the best interests of [Depomed] shareholders to consent to the calling of the Removal and Bylaw Amendments Special Meeting and the Election Special Meeting so that the merits of the underlying issues can be more carefully evaluated.”

As a result of the Board’s actions, Horizon eventually terminated its offer to acquire Depomed on November 20, 2015, after raising its offer to an all-stock value of $33.00 per share.  On April 5, 2016, the day Depomed filed its preliminary proxy statement in connection with its 2016 annual meeting of shareholders (the “2016 Annual Meeting”), the closing price of Depomed’s common stock was $13.92 per share, approximately 42% of the value of that final Horizon offer.  In addition, the Board’s recent attempt to limit shareholder rights in connection with the Reincorporation Proposal, as defined and described in more detail below, further evidences its concerning actions.

With respect to the questionable capital allocation decisions, Starboard respectfully refers the Staff to the fact that Depomed financed the acquisition of U.S. Rights to NUCYNTA® (tapentadol), NUCYNTA® ER (tapentadol) extended release tablets and NUCYNTA® (tapentadol) Oral Solution (collectively “Nucynta”) from Janssen Pharmaceuticals, Inc. by issuing $575 million aggregate principal amount of senior secured notes on March 12, 2015 at 10.75% per annum, which Starboard believes to be an alarming interest rate.  On September 9, 2014, Depomed issued $345 million aggregate principal amount of convertible senior notes, the proceeds of which were combined with the senior notes to acquire Nucynta.1 Based on the gross amount of these debt instruments – less the recent $100 million prepayment of senior secured notes – and the midpoint of Depomed management’s 2016 EBITDA guidance ($175 - $205 million2) of $190 million, Depomed’s gross leverage is 4.3x 2016 EBITDA. The interest rate on Depomed’s senior secured notes compares to peer’s average of 5-6% (Endo International plc (senior notes due 2023, 6.00%); Mallinckrodt plc (senior notes due 2022, 5.75%); Allergan, Inc. (senior notes due 2022, 3.25%); Horizon (senior notes due 2023, 6.625%)).3

1 Cite: Data taken from Depomed Annual Report on Form 10-K, filed on February 26, 2016.
2 Cite: Guidance taken from Depomed press release, dated Sept. 4, 2014.

June 6, 2016

Additionally, Depomed management has stated that they intend to spend approximately $100 million from 2016-2019 to develop cebranopadol, a compound with a storied past.  Forest Laboratories, Inc. (a subsidiary of Actavis plc) (“Forest Laboratories”) and Grünenthal GmbH (“Grünenthal”) had entered into a license agreement for cebranopadol in December 2010, which included co-development and commercialization, with exclusive rights for Forest Laboratories in the U.S. and Canada, while Grünenthal held the rights in Europe and the rest of the world.4  However, the license agreement was terminated in December 2014.5 To date, and prior to Depomed’s ownership of the asset, seven Phase 2 trials had been conducted on cebranopadol – two of which failed to show statistical significance – and neither Grunenthal nor Forest Laboratories felt it was worth dedicating the resources necessary to initiate a Phase 3 program.  Following the Company’s recent Analyst and Investor Day, Starboard remained concerned with the discontinuation rates on cebranopadol, which, in Starboard’s opinion, are shockingly high. Furthermore, Starboard believes that not enough data was presented to adequately conclude that these high discontinuation rates were due to an aggressive titration schedule, as management suggested.  Both Grunenthal and Forest Laboratories are experienced in the development of pain drugs; assuming that a successful clinical trial simply required adjusting titration schedule, but neither Grunenthal nor Forest Laboratories made the adjustment, leads Starboard to believe that Depomed has not conducted adequate research to ensure that this development program is the best use of shareholders’ capital.  According to ClinicalTrials.gov, with the exception of Gralise, Depomed has yet to conduct a full Phase 3 program.  Furthermore, the last Phase 3 trial that Depomed completed was in September 2011.

Further, in 2015, Depomed paid approximately $11.9 million in legal fees associated with the defense of Horizon.6 Starboard cannot see any legitimate rationale for why the Board insisted in proceeding with a lawsuit against Horizon to deprive shareholders of the potential for a significant premium being paid to acquire Depomed in the future.

•	“Board lacks the leadership, objectivity, and perspective needed to make decisions that are in the best interests of shareholders,”

In Starboard’s view, the Board has a history of placing its interest ahead of those of its shareholders. In addition to the concerning actions described above in connection with the Horizon offer, Starboard respectfully refers the Staff to Depomed’s original preliminary proxy statement for the 2016 Annual Meeting filed with the Commission on April 5, 2016, which included a proposal (later withdrawn by Depomed after Starboard publicly deconstructed the proposal’s anti-shareholder aspects) to change Depomed’s state of incorporation from California to Delaware (the “Reincorporation Proposal”). Starboard thoroughly reviewed the Reincorporation Proposal and uncovered several related aspects of it that Starboard believes clearly demonstrate that the Reincorporation Proposal was principally designed to further entrench the Board by eliminating the ability of shareholders to call a special meeting for the purpose of removing and replacing current Board members.  As proposed by the Company, the Reincorporation Proposal would have:

4 Cite: Forest Laboratories press release, dated December 6, 2010.
5 Cite: Grunenthal press release, dated November 27, 2014.
6 Cite: Depomed Annual Report on Form 10-K, filed on February 26, 2016.

June 6, 2016

(i)	eliminated altogether the ability of shareholders to call a special meeting to remove and replace current Board members, as provided under the Board proposed Delaware Certificate of Incorporation;

(ii)
increased the solicitation requirement to call a special meeting of shareholders from 10% of the voting power, as it currently stands under California law, to 25% of the voting power, as provided under the Board proposed Delaware Bylaws;

(iii)	prevented shareholders, for all practical purposes, from commencing a special meeting request process with respect to director elections within 180 days of any annual meeting; and

(iv)	granted the Board sole discretion and authority to effect a Delaware reincorporation at any time prior to Depomed’s 2017 annual meeting of shareholders.

These were neither typical nor standard provisions that would reasonably necessitate a reincorporation proposal. Rather, Starboard believes they were unconventional and carefully crafted provisions specifically designed to limit shareholder rights and further entrench a Board that had already, as described in the response to the bullet point directly above, adopted the onerous and shareholder-unfriendly special meeting Bylaw provisions in July 2015 to fend off an unsolicited proposal from Horizon.  Compounding matters, Starboard believes that the Board only withdrew the Reincorporation Proposal because Starboard publically highlighted the grossly shareholder-unfriendly aspects of the proposal, and the Board realized that it had no choice but to withdraw the Reincorporation Proposal.

In addition, Starboard notes that when Carl Pelzel resigned as Depomed’s Chief Executive Officer in April 2011, the Company immediately assigned Jim Schoeneck as CEO, a then and current director of the Company, rather than conduct a thorough and impartial search of both internal and external candidates, despite the fact that Mr. Schoeneck had never been the CEO of a public company before. Starboard believes that the Board’s failure to conduct a fulsome search for an experienced public company CEO demonstrates its failure to put shareholders’ interests ahead of its own.

•	that Depomed has acted to “suppress shareholder rights,”

Starboard respectfully refers the Staff to Starboard’s responses to each of the first two bullet points above.

June 6, 2016

•	the implied suggestion that Depomed’s board is not acting “in a manner consistent with the best interests of all shareholders,”

Starboard respectfully refers the Staff to Starboard’s responses to each of the first two bullet points above.

•
the implied suggestion that because shareholders’ interests currently are not adequately represented, you are presenting “a slate of experienced, diverse, and independent director candidates who will better serve Depomed and better protect the rights and best interests of all shareholders,”

This “implied suggestion” is related to the Board’s history of utilizing entrenchment mechanics as described in Starboard’s responses to each of the first two bullet points above.  Accordingly, Starboard respectfully refers the Staff to Starboard’s responses above.

In addition, based on the Board’s shareholder-unfriendly actions described above, Starboard believes its experienced nominees would better serve Depomed and protect shareholders’ rights.  In fact, Starboard undertook an extensive process to carefully vet a slate of highly-qualified nominees that included the evaluation of over 100 qualified potential candidates.  Starboard believes its nominees possess unique skill sets and perspectives directly relevant to Depomed’s business and current challenges, including pharmaceutical operations, healthcare regulatory, finance, board governance and oversight, and mergers and acquisitions expertise. Starboard respectfully refers the Staff to the biographical highlights of Starboard’s nominees below:

John J. Delucca

§	Mr. Delucca was CFO and EVP, Finance & Administration, of Coty, Inc., a fragrance and beauty products company from 1998-2002. Previously, he was SVP & Treasurer of RJR Nabisco, Inc. from 1993-1998.
§	Mr. Delucca currently serves as President of Atlantic & Gulf, Limited, LLC, an investment and consulting company.

§	Mr. Delucca has extensive corporate governance experience serving as a director of numerous companies, including Endo International plc, British Energy, and Enzo Biochem Inc.

James P. Fogarty

§
Mr. Fogarty is the former CEO of Orchard Brands, a multi-channel marketer of apparel and home products. Previously, he was President & CEO of Charming Shoppes, Inc., President & CEO of American Italian Pasta Company, and CFO of Levi Strauss & Co.

§	Mr. Fogarty was COO of Lehman Brothers Holdings (subsequent to its Chapter 11 bankruptcy filing). He was also a Managing Director of Alvarez & Marsal.

June 6, 2016

§	Mr. Fogarty currently serves as a director of Darden Restaurants. Previously, he served as a director of Regis Corporation, Orchard Brands, Charming Shoppes, Inc., and The Warnaco Group.

Peter A. Lankau

§	Mr. Lankau served as President, CEO and a director of Endo Pharmaceuticals Inc. from 2005-2008. He previously served as Endo’s President and Chief Operating Officer and as SVP, Commercial Business.
§	Previously, Mr. Lankau was Executive Chairman at Nautilus Neurosciences, Inc., a private neurology-focused specialty pharmaceutical company, which sold its business assets to Depomed in December 2013.

§
Mr. Lankau is currently a principal in Lankau Consulting LLC, which provides advisory and consulting services to pharmaceutical and biotechnology companies, as well as venture capital and private equity firms, which he founded in January 2014.

§	Mr. Lankau is currently Chairman of the Board of Directors of Phosphagenics Limited, and a director of ANI Pharmaceuticals, Inc.

Gavin T. Molinelli

§	Mr. Molinelli is a Partner of Starboard Value LP. Prior to Starboard’s formation in 2011, as part of the spin-off from Ramius LLC, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC.
§	Mr. Molinelli was formerly on the Board of Directors of Wausau Paper Corp. and Actel Corporation.

§	Mr. Molinelli has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

Mary K. Pendergast

§
Ms. Pendergast served as Deputy Commissioner and Senior Advisor to the Commissioner at the US Food and Drug Administration (“FDA”), from 1990-1997, and as Associate Chief Counsel for Enforcement, Office of the General Counsel, at the FDA, from 1979-1990.

§	Previously, Ms. Pendergast served as Executive Vice President, Government Affairs for Elan Corporation, plc from 1998-2003.

§
Ms. Pendergast is President of Pendergast Consulting, a firm that provides legal and regulatory consulting services to pharmaceutical and biotechnology companies and other entities, and which Pendergast founded in 2003.

§
Ms. Pendergast currently serves as a director for ICON plc, a provider of outsourced development services to pharma, biotech and medical device industry, and Impax Laboratories, a specialty and generic pharmaceuticals company.

June 6, 2016

Jeffrey C. Smith

§	Mr. Smith is a Managing Member, CEO, and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard, he was a Partner and Managing Director of Ramius LLC.
§
Mr. Smith currently serves as Chairman of Advance Auto Parts, a leading automotive aftermarket parts provider in North America, and a director of Yahoo! Inc., a leading provider of search and display advertising services.

§
Previously, he has served as a director of Darden Restaurants (Chairman), Office Depot, Quantum Corporation, Regis Corporation, Surmodics, Zoran Corporation, Phoenix Technologies (Chairman), Actel Corporation, S1 Corporation, Kensey Nash Corporation, and The Fresh Juice Company.

§	Mr. Smith has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

•	the Board is “seeking to further entrench themselves and further suppress shareholder rights,” and

The language within the Proxy Statement that included Starboard’s opinion that the Board was “seeking to further entrench [itself] and further suppress shareholder rights” was related to a description of Starboard’s Schedule 13D filed with the Commission on April 7, 2016, which described Starboard’s foundation for its opposition to the Reincorporation Proposal prior to the withdrawal of the proposal by the Board.  Additionally, every other instance of the usage of “further entrench” relates to the previous concerning actions of the Company described in the responses to the first two bullet points above, and, therefore, such usages describe the past Company behavior.  Starboard respectfully refers the Staff to Starboard’s responses to each of the first two bullet points above.

•	“[the] Board members have consistently failed to act in the best interests of shareholders.”

Starboard respectfully refers the Staff to Starboard’s responses to each of the first two bullet points above.

June 6, 2016

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide supplemental support for your statement in the preliminary proxy statement and additional soliciting materials that “Depomed is deeply undervalued and significant opportunities exist to create shareholder value.”

Starboard acknowledges the Staff’s comment and provides the following supplemental support for its stated belief that “Depomed is deeply undervalued and significant opportunities exist to create shareholder value.”

As demonstrated by Starboard’s analysis below, it believes that Depomed’s 2016 earnings per share (EPS) could increase by 35% and that its 2016 estimated price-to-earnings ratio (P/E ratio) could be 12.3x earnings, based on certain operational savings, debt paydown and refinance savings that Starboard believes are available to the Company.

Opportunities to Create Shareholder Value:

Management 2016 Guidance (Depomed Q4 Press Release)
o	Adjusted Earnings Guidance: $95 to $115 Million - (Midpoint $105 million)
o	( / ) Share Guidance: 84 million (Company Q4 2015 Earnings Call)
o	( = ) Midpoint 2016 EPS Guidance: $1.25

Internal Calculations of Potential Operational Savings
o	Pediatric Extension Studies: $15 million
o	( + ) Cabranopadol R&D: $10 million
o	( + ) Legal: $5 million
o	( = ) $30 million in savings = $0.22 EPS Improvement Potential(1)

Internal Calculations of Potential Debt Paydown & Refinance Savings
o	$100 million Paydown @ 10.75% Interest Rate = $11 million
o	( + ) Refinance remaining $375 million in debt @ 5.45% Interest Rate = $20 million
o	( = ) $31 million in savings = $0.22 EPS Improvement Potential(1)

**Operational + Debt Paydown/Refinance would yield >35% increase in 2016 Earnings per Share.

(1) Assume 38.6% Effective Tax Rate (Depomed 10-K)

Valuation Analysis:

June 6, 2016

DEPO Proxy Peers(3)
	EV/EBITDA		P/E
	2015A	2016E	2015A	2016E

Raptor Pharmaceuticals Corp.	NA	NA	NA	NA
Regeneron Pharmaceuticals, Inc.	27.7x	27.1x	32.1x	36.7x
United Therapeutics Corporation	5.1x	4.5x	9.0x	8.3x
Alkermes plc	NA	-50.2x	NA	NA
Aegerion Pharmaceuticals, Inc.	NA	-4.7x	NA	NA
Vertex Pharmaceuticals Incorporated	NA	104.9x	NA	82.1x
Seattle Genetics, Inc.	NA	-36.3x	NA	NA
Emergent BioSolutions, Inc.	12.2x	11.6x	32.3x	37.3x
INSYS Therapeutics, Inc.	8.6x	24.0x	13.7x	38.9x
Jazz Pharmaceuticals Public Limited Company	12.8x	11.0x	16.3x	13.9x
Pacira Pharmaceuticals, Inc.	31.6x	40.5x	314.6x	NA
BioMarin Pharmaceutical Inc.	NA	-18.4x	NA	NA
Akorn, Inc.	10.0x	9.1x	16.0x	14.4x
SciClone Pharmaceuticals, Inc.	NA	NA	NA	NA

Peer Average*	12.7x	7.5x	19.9x	33.1x

Unaffected Depomed(1)	13.7x	7.3x	18.0x	8.9x

Pro-Forma Depomed(2)	16.9x	9.0x	25.1x	12.3x

*Excludes Pacira multiples

All Depomed multiples incorporate pro-forma improvements Starboard has internally identified
(1) Stock price as of April 7, 2016 close - last day prior to Starboard public disclosure
(2) Current Stock price - $20.84
(3) Capital IQ Estimates (for all except DEPO)

Internal Peer Analysis(3)
	EV/EBITDA		P/E
	2015A	2016E	2015A	2016E
Specialty Pharma

Jazz Pharmaceuticals Public Limited Company	12.8x	11.0x	16.3x	13.9x
Akorn, Inc.	10.0x	9.1x	16.0x	14.4x
Impax Laboratories Inc.	13.1x	10.3x	27.5x	20.5x
INSYS Therapeutics, Inc.	8.6x	24.0x	13.7x	38.9x
Lannett Company, Inc.	7.8x	6.4x	6.5x	8.9x
Amphastar Pharmaceuticals, Inc.	NA	NA	NA	NA
Flamel Technologies SA	NA	NA	11.4x	NA

Diversified Spec Pharma

Allergan plc	16.8x	17.5x	15.7x	17.1x
Mylan N.V.	9.5x	8.3x	10.4x	9.2x
Valeant Pharmaceuticals International, Inc.	7.7x	7.5x	3.0x	3.6x
Mallinckrodt Public Limited Company	9.0x	8.1x	8.9x	7.9x
Endo International plc	8.4x	7.7x	3.8x	3.7x
Horizon Pharma plc	9.8x	7.3x	9.5x	7.7x

Specialty Pharma Peer Average	10.4x	12.2x	15.2x	19.3x

Diversified Spec Pharma Average	10.2x	9.4x	8.6x	8.2x

Unaffected Depomed(1)	13.7x	7.3x	18.0x	8.9x

Pro-Forma Depomed(2)	16.9x	9.0x	25.1x	12.3x

All Depomed multiples incorporate pro-forma improvements Starboard has internally identified
(1) Stock price as of April 7, 2016 close - last day prior to Starboard public disclosure
(2) Current Stock price - $20.84
(3) Capital IQ Estimates (for all except DEPO)

June 6, 2016

Preliminary Proxy Statement

Solicitation Statement, page 1

3.
We note your disclosure at the top of page 3 referring to the company’s “governance deficiencies” and clause (i) in the subsequent sentence. Given that Horizon made, as you noted, an unsolicited proposal, please tell us supplementally, with a view toward revised disclosure, why you believe the actions taken by Depomed’s board are governance deficiencies instead of measures intended to allow the board to maintain control over a potential sale of the company.

Starboard acknowledges the Staff’s comment and provides the following supplemental support.

Starboard believes that the Board’s reaction to Horizon, particularly the Board’s adoption of new Bylaws, was grossly disproportionate as compared to Horizon’s highly valuable offer.  As context, in order for a shareholder to call a special meeting at Depomed, it must first request that the Board set a record date (the “Request Record Date”) to determine the shareholders entitled to give their written request to comprise the 10% of shareholders required to call a special meeting.  The July 12 Bylaws included a provision granting the Board 88 days to set a Request Record Date.  This allows the Board to further delay the process related to a shareholder-called special meeting, a process that prior to the July 12 Bylaws would have already taken approximately 3 months, for up to 6 months.  We believe that the Board’s decision to delay the process by which shareholders may take any action at a shareholder-called special meeting (even those unrelated to a sale of the Company) by nearly half a year is demonstrative of the Company’s gross “governance deficiencies.”

Further, Starboard believes that Depomed should have run a full auction process or at the very least should have engaged constructively with Horizon, to determine the best deal, rather than adopt shareholder-unfriendly Bylaw amendments and a shareholder rights plan (and eventually initiated a suit against Horizon, attempting to permanently enjoin it from acquiring Depomed).  Starboard does not believe that these measures were required to “maintain control over a potential sale of the company”.

Our Plans for the Special Meeting, page 9

4.	Please revise to disclose whether you are limited to presenting the described proposals at an eventual special meeting as a result of your description of those proposals in this proxy statement.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that no matters other than those described in the Proposals will be presented at the Special Meeting.  Please see page 11 of the Proxy Statement.

Form of Proxy Card

5.
Please revise the card to clarify, as you do on page 2 of the proxy statement, that you are not soliciting proxies for the proposals at an eventual special meeting, but solely to call that special meeting.

Starboard acknowledges the Staff’s comment and has clarified on the proxy card that it is not soliciting proxies for the Proposals at an eventual special meeting, but solely to call the Special Meeting. Please see the proxy card.

* * *

June 6, 2016

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

Enclosure

cc:	Jeffrey C. Smith
Starboard Value LP

June 6, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated June 1, 2016 (the “Staff Letter”) relating to the Preliminary Proxy Statement on Schedule 14A and related additional soliciting materials filed by the undersigned on May 26, 2016 (the “Filings”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

June 6, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, John J. Delucca, James P. Fogarty, Peter A. Lankau and Mary K. Pendergast